

July 1, 2022

Jessica Fischer
Chief Financial Officer
Charter Communications, Inc.
400 Washington Blvd.
Stamford, Connecticut 06902

> **Re: Charter Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed January 28, 2022**
> **Form 8-K filed April 29, 2022**
> **File No. 001-33664**

Dear Ms. Fischer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 29, 2022

Exhibit 99.1, page 1

1.   In your Key Highlights bullet points, you present the non-GAAP Adjusted EBITDA measure prior to the most directly comparable GAAP measure of Net Income Attributable to Charter Shareholders, which places undue prominence on your non-GAAP measure. Please ensure that your non-GAAP measure does not precede the most directly comparable GAAP measure in your next earnings release. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations.

2.   We note that you present Free Cash Flow in the highlighted bullet points but do not disclose the most directly comparable GAAP measure of Net Cash Flows from Operating Activities. Please provide the most directly comparable GAAP measure with equal or

Jessica Fischer
Charter Communications, Inc.
July 1, 2022
Page 2

greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

3.   On pages 4 of the earnings release and 1 of the Addendum, you present Adjusted
EBITDA and Adjusted EBITDA margin on the face of the Unaudited Consolidated
Statement of Operations and Operating Data as if the measures had been prepared in
accordance with generally accepted accounting principles (GAAP). The presentation does
not appear to be prepared in a form as prescribed by Rule 4-01(a) of Regulation S-X,
which provides guidance on the form, order and terminology used in presenting financial
statements. Moreover, Rule 4-01(a)(1) of Regulation S-X requires financial statements to
be prepared in accordance with GAAP, yet Adjusted EBITDA and Adjusted EBITDA
margin are not GAAP. Please revise your next earnings release to provide financial
statements that are in prescribed form and contain no departures from U.S. GAAP.

In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology